SCHEDULE 13D

                        Under the Securities and Exchange Act of 1934

                                             2
                                       (Amendment No.)

                                          CPI Corp
                                       (Name of Issuer)

                                        Common stock
                                (Title of Class of Securities)

                                          125902106
                                       (CUSIP Number)

                                       James D. Brilliant
                                       805 Las Cimas Parkway
                                       Suite 430
                                       Austin, Texas   78746
                                       512-329-0050
                  (Name, Address and Telephone Number of Person Authorized to
                            Receive Notices and Communications)

                                          12/31/2005
                    (Date of Event Which Requires Filing of this Statement)


1 NAME OF REPORTING PERSON
  S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Van Den Berg Management, Inc., d/b/a Century Management
  TAX # 953017097

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  A
  B x

3 SEC USE ONLY


4 Source of Funds

  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
  PURSUANT TO ITEMS 2(C) OR 2(E)

  []

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA

7 SOLE VOTING POWER

  37,568

8 SHARED VOTING POWER

  1,556,972

9 SOLE DISPOSITIVE POWER

  37,568

10 SHARED DISPOSITIVE POWER

  1,556,972

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,571,540

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

  N/A

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

  20.27%

14 TYPE OF REPORTING PERSON*

  IA

Item 1. Security and Issuer

  This statement relates to the shares of common stock, par value $.40 per share ("Common Stock"), of CPI Corp., a Delaware corporation (the "Company").
  The principal executive offices of the Company are located at 1706 Washington Avenue, St. Louis, Missouri 63103-1790.

Item 2. Identity and Background

  (a) Name

    James D. Brilliant

  (b) Residence or business address

    805 Las Cimas Parkway
    Suite 430
    Austin, Texas   78746

  (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

    Vice President, Van Den Berg Management, Inc., d/b/a Century Management 805 Las Cimas Parkway
    Suite 430
    Austin, Texas   78746

  (d) Criminal Convictions or Proceedings

    N/A

  (e) Civil Judgements or Proceedings

    N/A

  (f) Citizenship

    USA

Item 3. Source and Amount of Funds or Other Consideration

    As Vice President, Van Den Berg Management, Inc., d/b/a Century Management he directed the purchase of shares of the issuer directly, paid for with cash from the accounts of investment advisory clients.

Item 4.  Purpose of Transaction

    The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes. As a result of CPI Corp. recently buying back shares the beneficial ownership of the filer has exceeded 20%.

Item 5.  Interest in Securities of the Issuer

  (a) Amount and percentage beneficially owned:

    (i) 1,571,540 shares in his capacity as a controlling person of Van Den Berg Management, Inc., d/b/a Century Management.

  (b) Number of shares as to which such person has:

    (i)   sole power to vote or direct the vote:

          37,568

    (ii)  shared power to vote or direct the vote:

          1,556,972

    (iii) sole power to dispose or to direct the disposition:

          37,568

    (iv)  shared power to dispose or direct the disposition:

          1,556,972

  Reporting Person may be deemed to share power to vote and dispose of shares referred to herein as a result of his control of the investment adviser for whose advisory clients he is reporting.
  He may be deemed to have sole power to vote and direct the disposition of the shares referred to above.

  (c) A schedule of transactions effected in the last year is attached hereto.

  (d) Ownership of More than Five Percent on Behalf of Another Person:

      The investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, no person has such interest relating to more than 5% of the outstanding class of securities.

  (e) Ownership of Less than Five Percent:

      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    N/A

Item 7. Material to be Filed as Exhibits

    365 days of buying
    Date                    Quantity   Market Value
    [NONE]

    365 days of selling
    Date                    Quantity   Market Value
    January 27, 2005        400           $5,749.86
    February 25, 2005       435           $6,478.08
    April 14, 2005          1150         $17,135.07
    April 25, 2005          250           $4,078.82
    June 13, 2005           100           $1,884.92
    July 12, 2005           200           $3,534.90
    July 14, 2005           235           $4,117.32
    July 26, 2005           65            $1,153.70
    August 17, 2005         380           $6,658.76
    September 6, 2005       40              $715.97
    September 23, 2005      130           $2,341.54
    October 3, 2005         470           $8,238.75
    October 5, 2005         7070        $124,342.10
    November 15, 2005       330           $5,906.75
    November 18, 2005       395           $7,079.99
    December 1, 2005        135           $2,370.50
    December 6, 2005        200           $3,499.90



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        01/09/2006
                                        Date

                                        Signature
                                        James D. Brilliant/Vice President
                                        Name/Title